UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

CDK GLOBAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
12508E101
(CUSIP Number)
Michael D. Adamski
Sachem Head Capital Management LP
399 Park Avenue, 32nd Floor
New York, New York 10022
212-714-3300
With a Copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
212-504-5757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12508E101	Page 2 of 9

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,750,162

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,750,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,750,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON
IA

(1)
Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 3 of 9

1	NAME OF REPORTING PERSON

Uncas GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,750,162

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,750,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,750,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(2)

14	TYPE OF REPORTING PERSON
OO

(2)
Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 4 of 9

1	NAME OF REPORTING PERSON

Sachem Head GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,750,162

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,750,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,750,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(3)

14	TYPE OF REPORTING PERSON
OO

(3)
Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 5 of 9

1	NAME OF REPORTING PERSON

Scott D. Ferguson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,750,162

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,750,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,750,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(4)

14	TYPE OF REPORTING PERSON
IN

(4)
Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 6 of 9

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”), amends and supplements the Schedule 13D (the “Original 13D”) filed on October 27, 2014 (the Original 13D, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”), by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of CDK Global, Inc., a Delaware corporation (the “Issuer”).
This Amendment No. 3 is being filed to disclose a reduction in the beneficial ownership of the Reporting Persons of Common Stock as a result of sales of Common Stock.
Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Original 13D. Except as set forth herein, the Schedule 13D is unmodified.
ITEM 1.	SECURITY AND ISSUER
Item 1 of the Schedule 13D is hereby amended and supplemented to add the following information:
As of June 22, 2016, the Reporting Persons beneficially owned an aggregate of 8,750,162 shares of Common Stock, representing approximately 5.6% of the outstanding shares of Common Stock. The Reporting Persons also have additional economic exposure to approximately 3,152,667 notional shares of Common Stock under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 11,902,829 shares of Common Stock, representing approximately 7.7% of the outstanding shares of Common Stock.

SCHEDULE 13D

CUSIP No. 12508E101	Page 7 of 9

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:
(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q filed on May 5, 2016, there were approximately 155,336,347 shares of the Common Stock outstanding as of May 2, 2016.
Based on the foregoing, as of June 22, 2016, the 8,750,162 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 5.6% of the shares of the Common Stock issued and outstanding.
(c) Exhibit 99.3 and Exhibit 99.4, which are incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options that were effected in the past 60 days by the Reporting Persons for the benefit of the Sachem Head Funds, including certain portfolio rebalancing transactions among the Sachem Head Funds that do not change the number of shares beneficially owned by the Reporting Persons. Those transactions were effected for the accounts of the Sachem Head Funds, as further specified in Exhibit 99.3 and Exhibit 99.4. Except as set forth in Exhibit 99.3 and Exhibit 99.4 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:
Exhibit 99.4 Trading data.

SCHEDULE 13D

CUSIP No. 12508E101	Page 8 of 9
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016	SACHEM HEAD CAPITAL MANAGEMENT LP

	By:	Uncas GP LLC

its General Partner

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

SCHEDULE 13D

CUSIP No. 12508E101	Page 9 of 9

EXHIBIT INDEX
Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of October 27, 2014, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Trading data.*
Exhibit 99.4	Trading data.

*  Previously Filed